Exhibit (a)(1)(iv)

Dear RTR Team Member:

IMPORTANT NEWS — PLEASE READ. IF YOU CHOOSE TO PARTICIPATE IN THE OPTION EXCHANGE, YOU MUST TAKE ACTION BY 11:59 PM EASTERN TIME ON MONDAY, JULY 10, 2023.

We are pleased to announce that the stock option exchange program that was approved by our Board of Directors and stockholders (the “Option Exchange”) begins today. You are receiving this email because you are an eligible participant in the Option Exchange.

Below you will find a basic outline of the Option Exchange. As an eligible participant, you should carefully read the Tender Offer Statement on Schedule TO and the related exhibits, including the Offer to Exchange Certain Eligible Outstanding Options for a Number of Replacement Restricted Stock Units and Terms of Election (collectively, the “Offering Materials”). All of the Offering Materials are available on the Option Exchange website referred to below and on the Securities and Exchange Commission’s website at www.sec.gov. These materials will help you to understand the terms and conditions of the Option Exchange and the related risks.

OPTION EXCHANGE WEBSITE AND LOG-IN INSTRUCTIONS
Please take the time to educate yourself about the Option Exchange by reviewing the resources and Offering Materials on the Option Exchange website, available at www.myoptionexchange.com.

If you choose to participate in the Option Exchange, you must elect to do so through this website as well.

To log into the website, please go to www.myoptionexchange.com. Your UserID is your Rent the Runway email address. The first time you access the website, you will need to register as a new user and create a password. The website uses two-factor authentication, so the first time you access the portal each day, the website will generate a verification code that will be emailed to you. Once the verification code has been entered, you can access the website’s content. The verification codes expire at the end of each day. If you experience difficulties accessing the Option Exchange website, please contact renttherunway@infiniteequity.com.

In addition to the Offering Materials and election form, the website will have information about your outstanding stock options that is intended to be a helpful resource as you decide whether or not to participate in the Option Exchange.

ELIGIBILITY
The Option Exchange is open to all active U.S.-based employees (including employees on an authorized leave of absence), individual consultants and non-employee directors of Rent the Runway, who hold outstanding stock options and who remain active through the completion of the Option Exchange.

“Eligible Options” are stock options under our Amended and Restated 2021 Incentive Award Plan, 2019 Stock Incentive Plan and 2009 Stock Incentive Plan that remain outstanding and unexercised prior to the expiration of the Option Exchange (which is 11:59 PM Eastern Time, Monday, July 10, 2023, unless extended). Only unexercised stock options are considered to be outstanding and any stock options that expire pursuant to their terms prior to the completion of the Option Exchange are not eligible to be tendered.

EXCHANGE DETAILS
New restricted stock units will be granted for each Eligible Option that you tender in the Option Exchange (“replacement RSUs”) at an exchange ratio that will be determined by the Compensation Committee of our Board of Directors following the close of trading on July 7, 2023 (the “Exchange Ratio”). Although the precise Exchange Ratio cannot be determined now, and will depend on many factors, we currently expect that the Exchange Ratio will be between 2.0 and 3.8 to 1.0 (2.0 – 3.8 : 1.0), meaning that for every 2.0 to 3.8 options surrendered, a participant will receive one replacement RSU (with any fractional replacement RSUs rounded down to the nearest whole share on a grant-by-grant basis). However, because the exchange ratio will be based in part on the future value of our Class A common stock, which is inherently difficult to predict, the final exchange ratio selected by the Compensation Committee could fall outside of this range. For example, if the 20-Day VWAP is between $1.00 - $2.00, the exchange ratio could potentially fall within a range as high as 2.5-4.1 to 1.0 and, conversely, if the 20-Day VWAP is between $4.00 - $5.00, the exchange ratio could potentially fall within a range as low as 1.7-2.1 to 1.0.

Each replacement RSU granted to you in the Option Exchange will be granted under our Amended and Restated 2021 Incentive Award Plan and represent a right to receive one share of Class A common stock, subject to you remaining continuously employed or engaged with Rent the Runway through such vesting date. The replacement RSUs will vest over two years in eight equal quarterly installments on November 1, 2023, February 1, 2024, May 1, 2024, August 1, 2024, November 1, 2024, February 1, 2025, May 1, 2025, and August 1, 2025 (which vesting dates may change if the Expiration Time is extended).

If you hold more than one Eligible Option grant, you may elect to participate in the Option Exchange on a grant-by-grant basis. This means that you will be allowed to exchange one of those grants without exchanging any other grants. However, as to any grant that you elect to exchange, you must exchange all of the outstanding options subject to that grant.

Eligible Options properly tendered in the Option Exchange and accepted by us for exchange will be canceled on the first business day following the expiration of the Option Exchange, and your replacement RSUs will be granted with the terms described in the Offering Materials on the first business day following the date of the expiration of the Option Exchange.

OFFERING PERIOD
Opens: June 9, 2023.
Closes: July 10, 2023 at 11:59 PM Eastern Time, unless we extend the expiration date and time.
If you want to participate in the Option Exchange, you must elect to participate during the offering period through the Option Exchange website at www.myoptionexchange.com. If you experience difficulties accessing the Option Exchange website, please contact renttherunway@infiniteequity.com.

HOW TO LEARN MORE
The offering period for the Option Exchange begins today. There are many things to consider when deciding whether or not to participate. You should carefully read the more detailed Offering Materials before deciding to participate. Please review the Option Exchange website for more information and for instructions on how to elect to participate, change a prior election or withdraw your election before the end of the offering period. By making one or more elections in the Option Exchange, you will be confirming that you have read these materials.

Participation in the Option Exchange is voluntary. Rent the Runway and our Board of Directors make no recommendation as to whether you should participate in the Option Exchange. You must make your own decision whether to participate. You should speak with your financial, legal or tax advisors as necessary, before deciding whether to participate in the Option Exchange.

If you have any questions about the Option Exchange, please contact legal@renttherunway.com.

The Option Exchange is being made pursuant to the terms and conditions set forth in Rent the Runway’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange Certain Eligible Outstanding Options for a Number of Replacement Restricted Stock Units, filed with the Securities and Exchange Commission, which are available free of charge at http://www.sec.gov or on the Option Exchange website located at: www.myoptionexchange.com. You should read these written materials carefully because they contain important information about the Option Exchange, including related risks.